Exhibit 5
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FOR IMMEDIATE RELEASE                                                5 July 2007



                              WPP GROUP PLC ("WPP")

                 G2 acquires digital agency Refinery, Inc. in US


WPP announces that its wholly-owned operating company G2 Worldwide, the global marketing services network, has acquired the business of Refinery, Inc., ("Refinery") a leading interactive marketing solutions agency.

Founded in 1995, Refinery is a leader in the interactive field, leveraging innovative digital technologies to bring consumers and brands closer together for clients such as Merck, Campbell's, Merrill Lynch and AmGen. The agency is based near Philadelphia, US and employs 79 people.

Refinery's revenues for the year ended 31 December 2006 were US$ 21.1 million, with gross assets at the same date of US$8.6 million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors and strengthening its capabilities in digital media.

Contact:
Feona McEwan, WPP                                         T. +44 (0)20 7408 2204
www.wpp.com
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